American Beacon Funds
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039

August 3, 2017

Mr. John Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	American Beacon Funds — Request for Withdrawal of Certain Post-Effective Amendments to the Registration Statement on Form N-1A of American Beacon Funds (File Nos. 033-11387 and 811-04984)

Dear Mr. Ganley:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, American Beacon Funds (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (collectively, the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 033-11387 and 811-04984) relating to the American Beacon IPM Systematic Macro Fund  (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
279	March 3, 2017	0001133228-17-001213
290	May 18, 2017	0000898432-17-000582
294	June 15, 2017	0000898432-17-000662
296	July 14, 2017	0000898432-17-000736

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold by the Fund in connection with the Amendments.  The Trust respectfully submits that a withdrawal of the Amendments is consistent with the public interest and the protection of investors.

If you have any questions, please feel free to contact Kathy K. Ingber at (202) 778-9015.  Thank you.

Very truly yours,

American Beacon Funds

By:	/s/ Rosemary Behan
Title:	Vice President and Secretary